UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011.

Commission File Number: 000-53684

CSR plc
(Translation of registrant's name into English)

Churchill House
Cambridge Business Park
Cowley Road
Cambridge CB4 0WZ
United Kingdom
Tel: +44 (0) 1223 692000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [_]

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):____

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]  No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Information furnished on this form:

Regulatory announcement:  Purchase of own shares

EXHIBITS

Exhibit No.	Description
1.1	Regulatory announcement dated April 21, 2011 in relation to the registrant’s purchase of its own shares.
1.2	Regulatory announcement dated April 26, 2011 in relation to the registrant’s purchase of its own shares.
1.3	Regulatory announcement dated April 27, 2011 in relation to the registrant’s purchase of its own shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2011	CSR plc (Registrant) By: /s/ Brett Gladden Brett Gladden Company Secretary

Exhibit 1.1

Purchase of own shares
RNS Number: 4009F
CSR plc
21 April 2011

21 April 2011
CSR plc (“CSR”)

Purchase of own shares

On Thursday 21 April 2011, CSR purchased 84,000 ordinary shares of 0.1p each at prices between 366.1p and 375.9p per share of which 84,000 ordinary shares are being held in treasury.  This represents 0.1 per cent. of CSR's current issued ordinary share capital. Such purchase was effected pursuant to the irrevocable instruction announced by CSR on 4 April 2011.

Following the repurchase, 13,904,000 ordinary shares of 0.1p each are currently held by CSR in treasury and 171,361,109 ordinary shares of 0.1p each (excluding those ordinary shares of 0.1p each held in treasury) are currently in issue.

Enquiries:

CSR plc
Will Gardiner, Chief Financial Officer
Cynthia Alers, IR Director	Tel: +44 (0) 1223 692 000

FD
James Melville-Ross
Haya Herbert-Burns	Tel: +44 (0) 20 7831 3113

This information is provided by RNS
The company news service from the London Stock Exchange

END
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Exhibit 1.2

Purchase of own shares
RNS Number : 4961F
CSR plc
26 April 2011

26 April 2011
CSR plc (“CSR”)

Purchase of own shares

On Tuesday 26 April 2011, CSR purchased 76,000 ordinary shares of 0.1p each at prices between 367.9p and 372.0p per share of which 76,000 ordinary shares are being held in treasury.  This represents less than 0.1 per cent. of CSR's current issued ordinary share capital. Such purchase was effected pursuant to the irrevocable instruction announced by CSR on 4 April 2011.

Following the repurchase, 13,980,000 ordinary shares of 0.1p each are currently held by CSR in treasury and 171,296,965 ordinary shares of 0.1p each (excluding those ordinary shares of 0.1p each held in treasury) are currently in issue.

Enquiries:

CSR plc
Will Gardiner, Chief Financial Officer
Cynthia Alers, IR Director	Tel: +44 (0) 1223 692 000

FD
James Melville-Ross
Haya Herbert-Burns	Tel: +44 (0) 20 7831 3113

This information is provided by RNS
The company news service from the London Stock Exchange

END
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Exhibit 1.3

Purchase of own shares
RNS Number : 5877F
CSR plc
27 April 2011

27 April 2011
CSR plc (“CSR”)

Purchase of own shares

On Wednesday 27 April 2011, CSR purchased 102,400 ordinary shares of 0.1p each at prices between 367.45p and 371.85p per share of which 102,400 ordinary shares are being held in treasury.  This represents 0.1 per cent. of CSR's current issued ordinary share capital. Such purchase was effected pursuant to the irrevocable instruction announced by CSR on 4 April 2011.

Following the repurchase, 14,082,400 ordinary shares of 0.1p each are currently held by CSR in treasury and 171,194,676 ordinary shares of 0.1p each (excluding those ordinary shares of 0.1p each held in treasury) are currently in issue.

Enquiries:

CSR plc
Will Gardiner, Chief Financial Officer
Cynthia Alers, IR Director	Tel: +44 (0) 1223 692 000

FD
James Melville-Ross
Haya Herbert-Burns	Tel: +44 (0) 20 7831 3113

This information is provided by RNS
The company news service from the London Stock Exchange

END
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